Review of Potential Inclusion of Kumho Investment Bank in
Woori Financial Group

On January 24, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the Company is reviewing the possibility of including Kumho Investment Bank in Woori Financial Group (the “Group”) in order to diversify the Group’s business portfolio. The Company plans to file additional disclosure if further details are confirmed in the future.